File No. 811-21873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
American Vantage Companies
P. O. Box 81920
Las Vegas, Nevada 89180

Amendment No. 3
Application Pursuant to Section 8(f) of the Investment Company Act of 1940 for an
Order Declaring That Applicant has Ceased to be an Investment Company

Communications regarding this Application should be directed to:
David R. Fishkin, Esq.
Snow Becker Krauss P.C.
605 Third Avenue
New York, New York 10158
212-455-0408

I. NATURE OF RELIEF SOUGHT BY APPLICANT
     American Vantage Companies, a Nevada corporation (the “Company”, “AVCS” or “Applicant”), seeks an order pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), declaring that Applicant has ceased to be an investment company under the Act.
II. BACKGROUND
     On March 21, 2006, the Company filed with the Securities and Exchange Commission (the “Commission”) a Form N-8A Notification of Registration pursuant to Section 8(a) of the Act, registering the Company as an investment company thereunder. On June 21, 2006, the Company filed a Form N-2 Registration Statement for Closed End Investment Companies. The Company is a holding company that operates through its subsidiaries primarily in the gaming and hospitality and corporate staffing businesses. The Company is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities and, accordingly, does not believe that it is an investment company within the meaning of the Act.
     The Company’s rationale for filing a Form N-2 was that in both March 2005 and March 2006, the Company held investment securities that had a value exceeding 40% of the Company’s total assets on an unconsolidated basis. In March 2005, these securities principally consisted of 7,000,000 shares of common stock, and warrants to purchase 1,400,000 shares of common stock, of Genius Products, Inc., together with a 49% interest in the Border Grill restaurant (both as more fully described below in Section III.A. below), which resulted, at the time, in the value of the Company’s investment securities equaling approximately 77% of its total assets.
     Until late 2005, the Company continued to operate the American Vantage/Hypnotic, Inc. (“Hypnotic”) television and film content creation business. Hypnotic continued to be led by two very well-known entertainment industry figures, Messrs. David Bartis and Doug Liman, had four full-time employees and was located in Santa Monica, California. The Company searched for businesses that might complement Hypnotic and, in particular, hasten the growth of Hypnotic’s content creation business. As part of that effort, the Company entered into negotiations to acquire an infomercial creation company. However, after extensive negotiations, management concluded that it would not be able to consummate the transaction on terms acceptable to the Company. As the Hypnotic division continued to generate operating losses and required periodic working capital infusions from the parent company, during late 2005, the Hypnotic division was shutdown.
     From late 2005 to March 2006, the Company sought out other operating businesses, without success; accordingly, in March 2006, in an abundance of caution, the Company believed it was required to comply with the registration requirements of the Act due to the fact that its percentage of investment securities was still in excess of 40%

(approximately 89%), and a full year had passed without the Company becoming re-engaged in any substantial operating businesses, rendering the “safe harbor” provisions of Rule 3a-2 of the Act (relating to “transient investment companies”) inapplicable. The Company registered under the Act notwithstanding the fact that in 2005-2006, as at the present time, the Company was not in the “business” of investing, reinvesting, owning, holding or trading in securities.”
III. DISCUSSION REGARDING DEREGISTRATION
     The Commission has historically reviewed Section 8(f) applications on a case-by-case basis and made determinations founded on the following general criteria: (A) the company’s historical development, (B) its public representations of policy, (C) the activity of its directors, officers and employees, (D) the nature of its present assets, and (E) the sources of its present income.1 This Application will address each of these criteria as they apply to the Company.
A. Historical Development
     The Company was incorporated in Nevada in 1979 under the name Western Casinos, Inc. The Company changed its name to American Casino Enterprises, Inc. in 1979 and then changed its name to American Vantage Companies in March 1997. The Company was originally formed to engage in the business of recreational and leisure time activities, including casino gaming and hospitality.
Royal Reservations, Inc. (no longer part of the Company)
     The Company acquired Royal Reservations, Inc. (“Royal”) in 1982, and established a dominant market presence as a successful Las Vegas inbound tourist service provider. Unique to their services was the ability to attract a premium customer base which originated through carefully-targeted relationships with hotels and casinos, tour operators, ground transportation operators and other service providers.
     The influence and effectiveness of Royal’s 24-hour call center was observable as gaming properties eventually bid against each other to offer better room rates, better spiffs, etc. as an incentive for Royal to steer targeted customers to their specific property. Royal was subsequently sold as the Company’s business plan evolved to concentrate primarily on gaming and hospitality development, operation and management.
Millerton Games, Inc. (no longer part of the Company)
     In January 1991, the Company purchased all of the capital stock of Millerton Games, Inc., which held a management consulting contract with the Table Mountain Rancheria Band of Indians (the “Table Mountain Tribe”). The Company, through its wholly-owned subsidiary Millerton, was engaged in the business of providing gaming consulting services. The management consulting contract required performance of

[1]	See SEC No-Action Letter, Tonopah Mining Company of Nevada, 26 SEC 426 (1947).

certain services, including gaming consulting, technical assistance, training and advice, etc., for the Table Mountain Tribe’s existing bingo hall facility.
     During the tenure of the Company’s management consulting service contract, the bingo hall expanded from the original bingo hall facility to its current facility—a 250,000 square foot Las Vegas-style casino, with 2,000 gaming machines, 38 table games and 10 poker tables (the “Table Mountain Casino”). The Table Mountain Casino is located in Friant, California (near Fresno).
     From 1991 through 1999, the Company provided comparable consulting, technical assistance, training and advice to other California Native American Tribes, e.g., Pechanga Resort & Casino (Temecula, California) and Cher Ae Heights Casino (Trinidad, California), on a project-by-project basis. Such Tribal gaming and hospitality consulting services included, but were not limited to:
▪	Assistance with raising capital

▪	Assistance with architectural design and engineering

▪	Assistance with legal and regulatory matters

▪	Organization and administration

▪	Planning and development

▪	Gaming activities

▪	Internal controls and accounting procedures

▪	Cage operations

▪	Engineering and maintenance

▪	Housekeeping

▪	Human resources (including recruitment)

▪	Management information services

▪	Marketing and advertising

▪	Purchasing

▪	Surveillance

▪	Security

▪	Food and beverage operations
     During 1999, the Company’s gaming contract with the Table Mountain Tribe was prematurely terminated following a change in the tribal government. For Tribal gaming services performed by the Company and Millerton, the Company received fees aggregating more than $70,000,000.

American Care Group, Inc. (no longer part of the Company)
     In May 1997, the Company acquired approximately 40 acres (the “40 Acre Parcel”) of undeveloped land in North Las Vegas, Nevada which the Company had purchased to develop and manage as a funeral home and cemetery. In February 1998, the Company acquired 20 acres of additional undeveloped land (the “20 Acre Parcel”) which adjoined the 40 Acre Parcel. Development of the funeral home and cemetery business was delayed while the Clark County, Nevada government finalized its plan for construction of a flood control project for the area. Because of the delay, the Company cancelled its plans for the funeral home and cemetery business operations. The 20 Acre Parcel and the 40 Acre Parcel were subsequently sold in June 2001 and January 2004, respectively.
Vantage Bay Group, Inc.
     In November 1998, Vantage Bay Group, Inc., a wholly-owned subsidiary of the Company, together with TT&T, LLC (“TT&T”), organized Border Grill Las Vegas, LLC (“Border Grill”) as a Nevada limited liability company. Border Grill was formed for the purpose of developing and operating the Border Grill Las Vegas Restaurant at the Mandalay Bay Hotel and Casino in Las Vegas, Nevada. Pursuant to the Operating Agreement of Border Grill, between November 1998 and July 2000, Vantage Bay invested a total of $3,001,000 to the capital of Border Grill and loaned Border Grill an additional $175,000 for the initial development and operation of the Border Grill Las Vegas Restaurant, which opened in June 1999. From June 1999 through July 2004, the Company received approximately 80% of the Border Grill Las Vegas Restaurant’s net cash flows until the Company recaptured its initial investment and related accrued interest. Since inception, the Company has retained a 49% interest in Border Grill.
     The Company has no day-to-day management responsibility in connection with the restaurant. However, the Company reviews Border Grill’s monthly and annual financial statements and annual operating budgets. The Company also reviews major capital expenditure budgets and is involved with financing efforts related to any major capital expenditures (see discussion below concerning the 2008 financing of the Border Grill renovation). Border Grill also consults with the Company on its on-going marketing and promotional efforts, strategic planning and employment of key management. The Company has received a return of all of its initial capital investment and the priority return required under the Border Grill Operating Agreement and now receives pro rata distributions from the Border Grill based on the Company’s percentage ownership.
     During late-2006, the Company began discussions with MGM Mirage, the owner of the Mandalay Bay Resort and Casino, regarding a potential Company-financed expansion and remodel of the Border Grill. Through an expansion and renovation, the Company hoped to better accommodate the increased volume anticipated from the newly opened 1,200,000 square foot convention center located directly opposite the Border Grill and the new 43-story luxury suites tower called “THE Hotel” adjoining the existing Mandalay Bay Resort and Casino.
     Effective May 1, 2007, MGM Mirage executed an extension of the Border Grill lease to June 2021. The lease extension was conditioned upon a minimum $2,000,000 expansion and refurbishment of the Border Grill.
     From May 2007 through November 2007, the Company was primarily responsible for coordinating the funding efforts for the expansion, including discussions with financial institutions, reviews of proposed term sheets, and negotiation of principal terms. During November 2007, the Border Grill entered into a commitment letter with a bank for a non-revolving line of credit in the amount of $2,500,000 for the expansion and refurbishment of the Border Grill.
     Under the terms of the commitment letter, the term loan is subject to certain financial reporting covenants and is conditioned upon the Company and TT&T providing joint and several guaranties (the “Guaranty”) in the event of a default in payment by Border Grill. In the event that the Company and TT&T are required to make any payments pursuant to the Guaranty, such payments shall be in proportion to the member’s respective 49% and 51% equity ownership in Border Grill. The Company and TT&T have provided reciprocal pledges of a first priority security interest in each member’s equity ownership interest and rights to receive distributions, profits or capital from the Border Grill if the Company and/or TT&T are unable to meet the Guaranty payment requirements.
YaYa Media, Inc. and Games Media Properties, LLC
     In April 2003, the Company acquired substantially all of the assets and business and certain of the liabilities of YaYa, LLC as a component to its strategy to develop a branded content business. YaYa Media, Inc. (“YaYa”), a wholly-owned subsidiary of the Company, was formed specifically to acquire the YaYa, LLC assets, business and liabilities and to continue YaYa’s business and operations as the “Branded Content” division. YaYa was engaged as an “end-to-end” interactive solutions provider. YaYa specialized in the creation and provision of advertiser-driven interactive games and marketing solutions for its Fortune 1000 clients.
     In addition, as a result of the YaYa, LLC asset acquisition, the Company, through YaYa, obtained a non-controlling interest (less than 5% at December 31, 2008) in an unconsolidated subsidiary, Games Media Properties, LLC (“Games Media”) that has entered into a joint venture arrangement to create a promotional event known as a “video game touring festival.”

American Vantage Media Corporation (no longer part of the Company)
     In December 2003, the Company formed American Vantage Media Corporation (“AVMC”) as a wholly-owned subsidiary to manage acquired or internally-developed entertainment related businesses.
     Effective January 1, 2004, AVMC combined the YaYa operations and the Hypnotic branded entertainment operations (see description below) into its “Branded Content” division. Hypnotic’s ownership interest in two feature films and a television development and production arrangement with Warner Bros. TV were combined into the Company’s Film and TV Production division.
     On February 3, 2004, AVMC acquired all of the outstanding common stock of Wellspring Media, Inc. (“Wellspring”), as further described below.
     In December 2004, AVMC closed its Branded Content division and terminated the related staff and consulting positions. The Branded Content division included all of YaYa’s operations and a portion of Hypnotic’s operations.
American Vantage/Hypnotic, Inc.
     On December 31, 2003, the Company acquired substantially all of the assets and business and certain of the liabilities of Enigma Media, Inc., d/b/a Hypnotic, and began operations, effective January 1, 2004, under a wholly-owned subsidiary, American Vantage/Hypnotic, Inc., formed specifically to acquire the Enigma Media, Inc. assets, business and liabilities and to continue Hypnotic’s business and operations. Hypnotic was operated under AVMC’s “Film and TV Production” division.
     Hypnotic provided high quality creative talent and valuable intellectual property. Hypnotic focused on television creation and production, branded content, and distribution operations as well as specific intellectual property, including an 800-title short film library plus an ownership interest in two feature films, “Cry Wolf” and “Mail Order Bride.” With Warner Brothers, Hypnotic co-produced “The O.C.”, a weekly television series for the FOX Broadcasting Network. The Film and TV Production division also developed and produced traditional film and TV properties.
     Film and TV Production employees provided the executive co-production services for the FOX Broadcasting Network weekly television series. In addition, the division’s employees developed, proposed and managed production of new television pilots. Independent screen writers were contracted to write the pilot scripts accepted for production. Other independent contractors, such as production personnel, were utilized on an as-needed basis.
     The Film and TV Production division’s primary competition was from other independent production studios. These independent production studios varied in size and in services provided. The Film and TV Production division’s primary source of differentiation was its ability to provide internal production services for the Branded Content division as well as to provide production services to external customers.
Wellspring Media, Inc. and non-fiction films, inc. (no longer part of the Company)
     On February 3, 2004, AVMC acquired all of the outstanding common stock of Wellspring and began operating Wellspring under AVMC’s “Filmed Entertainment” division. The Wellspring assets comprised the Filmed Entertainment division. In September 2004, AVMC began distributing documentary films, under the brand name “non-fiction films,” as a successor to a former Wellspring subsidiary.
     Wellspring was a distributor of world cinema and wellness programming. Wellspring’s assets included a film library with approximately 750 titles distributed via its home video, direct response, worldwide sales and theatrical units. Film library titles were generally acquired from third parties.
Genius Products, Inc.
     On March 21, 2005, the Company sold all of the outstanding common stock of AVMC to Genius Products, Inc. (“Genius”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) in which the Company received 7,000,000 shares of common stock, which constituted 22.05% of Genius’ then outstanding common stock of 31,747,499 shares. The Company also received warrants to purchase 700,000 shares of common stock of Genius at an exercise price of $2.56 (the “$2.56 Warrants”) and 700,000 shares of common stock at an exercise price of $2.78 (the “$2.78 Warrants”).
     Related to the transaction, the Company and Genius also entered into a pledge agreement transferring to the Company certain assets and liabilities held by Hypnotic and YaYa. The assets transferred back to the Company primarily consist of television and film creative projects and co-executive producer fees generated from the television series “The O.C.” and Games Media. Wellspring, as a wholly-owned subsidiary of AVMC, (together with non-fiction films, inc.) was included in the Company’s disposition of AVMC to Genius.
     In August 2005 and June 2005, the Company privately placed an aggregate of 3,125,000 and 2,500,000 shares, respectively, of its Genius common stock with unaffiliated third parties. In conjunction with the June 2005 private placement, the Company also privately placed an aggregate of 225,000 $2.56 warrants. Related to the June 2005 private placements of the Genius securities, the Company also surrendered to Genius for cancellation 225,000 $2.56 warrants. Gross proceeds from the August 2005 and June 2005 private placements totaled $4,688,000 and $4,375,000, respectively.
     Effective May 17, 2007, May 18, 2007 and May 21, 2007, the Company privately placed 89,000, 69,000 and 542,000 shares of Genius common stock, respectively, for gross proceeds of $2,024,000, net of direct sales costs totaling $32,000. In conjunction with this transaction, the Company recognized a gain of $88,000.

Net proceeds generated from these sales of Genius common stock have primarily been used for the following:
•	Operating working capital

•	Loans to Hypnotic for working capital and other operating costs

•	Loan to the Big Sandy Rancheria Band of Western Mono Indians (see “Brownstone, LLC”)

•	Loans to Brownstone, LLC for working capital and other operating costs

•	Predevelopment costs for the GoldTown Hotel and Casino Resort (see “Brownstone GoldTown CV, LLC”)

•	Loans to Brownstone GoldTown, LLC and Brownstone GoldTown CV, LLC for working capital and other operating costs

•	Cash consideration for the purchase of Candidates on Demand Group, Inc. (see discussion below)

•	Loans to Candidates on Demand Group, Inc. for working capital and other operating costs

•	Purchase of the Company corporate office building
          On May 31, 2007, the Company was served with a Complaint for Damages and Equitable Relief (the “Complaint”) filed by Genius for estimated damages and equitable relief totaling no less than $2,400,000 exclusive of prejudgment interest, costs and reasonable attorneys’ fees. Genius asserted that the Company made certain misrepresentations in connection with the Merger Agreement to which the Company, AVMC and Genius are parties. These claims were the subject of a notice from counsel for Genius on May 25, 2006 (“Notice”).
          The Notice set forth certain claims and demands of Genius arising out of the Merger Agreement. In the Notice, Genius asserted that the Company represented that (i) at February 28, 2005, AVMC’s consolidated accounts payable was no more than $5,275,000 and its accounts receivable was not less than $4,531,000; (ii) AVMC had no pending suits, claims, actions, proceedings or investigations; and (iii) all material taxes owed by AVMC had been paid. The Notice asserted that the Company intentionally failed to disclose or concealed facts relating to these representations.
          The Company believed that such representations were accurate when made and, in response to the Complaint, in July 2007, filed a Motion to Strike in the Superior Court of the State of California.

     Effective February 29, 2008, the Company held 675,000 shares of Genius common stock, the 250,000 $2.56 Warrants and the 700,000 $2.78 Warrants. At that date, the Company and Genius agreed to a settlement of the Complaint and provided mutual releases principally on the following terms:
•	Release of 150,000 shares of the Genius common stock to Genius.
•	Extension of the expiration dates of the 250,000 $2.56 Warrants and 700,000 $2.78 Warrants from March 2, 2010 to September 2, 2012.
     At December 31, 2008, the Company held a total of 525,000 shares of the Genius common stock, which represented approximately 0.78% of Genius outstanding common stock (a total outstanding of 67,609,094 shares). At December 31, 2008, the Company also held the 250,000 $2.56 Warrants and 700,000 $2.78 Warrants.
     In March 2009, Genius filed an Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934, informing shareholders of record on March 9, 2009 of a 1:500 reverse stock split.
     Upon giving consideration to the 1:500 reverse split, at June 30, 2009, the Company holds 1,050 shares of Genius common stock, 500 GNPR.PK warrants exercisable at $1,280 and 1,400 warrants exercisable at $1,390. At June 30, 2009, the stock price of Genius common stock (GNPR.PK) was $5.50.
American Casino and Resorts, Inc.
     On April 11, 2006, the Company formed American Casinos and Resorts, Inc. (“ACR”), a wholly-owned subsidiary that was intended to own and operate casino gaming resorts located in the United States and internationally.
     In May 2006, upon completion of initial due diligence and discussions with ACR’s independent consulting advisor, ACR withdrew from consideration as a bidder for The Admiral Casino in St. Louis, Missouri.
     From June 2006 through June 30, 2009, ACR has not pursued other gaming opportunities as such activities are primarily performed by the Company’s other subsidiaries, Brownstone, LLC and Brownstone GoldTown, LLC and Brownstone Gaming and Hospitality, LLC (see following subsidiary discussions).
     ACR is now dormant.

Brownstone, LLC
     In 2006, the Company formed Brownstone, LLC, a Nevada limited liability company, to provide development and consulting or management services to the Tribal gaming community.
     On March 25, 2007, Brownstone, LLC entered into a development and structuring fee arrangement (the “Big Sandy Development Agreement”) with the Big Sandy Rancheria Band of Western Mono Indians (the “Tribe”) and the Big Sandy Entertainment Authority. The Tribe’s $450,000,000 hotel and casino resort is currently planned in Friant, near Fresno, California. From March 25, 2007 through opening day of the hotel and casino resort, the Company’s portion of the development and structuring fees, including performance bonus, are estimated to be in excess of $20,000,000.
     Brownstone, LLC and the Tribe are also negotiating a three- to five-year consulting contract to assist the Tribe in operating the hotel and gaming facility that would be effective post-opening for the hotel and casino resort.
Brownstone GoldTown, LLC
     In 2006, the Company formed Brownstone GoldTown, LLC, a Nevada limited liability company, to develop, purchase, manage and/or consult for commercial (i.e., non-Tribal) gaming and hospitality properties under the trademark name “GoldTown”. The Company owns a 51% equity interest in this entity and it is therefore a majority-owned subsidiary.
Brownstone GoldTown CV, LLC
     During 2007, Brownstone GoldTown, LLC formed Brownstone GoldTown CV, LLC, a Nevada limited liability company that plans to construct, own and operate a hotel and casino project (“GoldTown Hotel and Casino Resort”) to be located in Douglas County (within minutes of Nevada’s capital, Carson City). The Company owns indirectly a 51% equity interest in this entity and it is therefore a majority-owned subsidiary.
     The GoldTown Hotel and Casino Resort is a two-phase development anticipated to be located on approximately 45 acres of land in Douglas County, Nevada. The current Phase I plans, include an up to 300-room/suite resort, approximately 95,000 sq. ft. full-service casino, restaurants, convention facility, entertainment venues, and other related amenities. The project is planned to include approximately 30 acres of mixed-use development.
     At public meetings held in early 2008, the Douglas County Board of Commissioners approved one-year permits on all phases of the GoldTown project. The Company planned to begin construction during the second quarter of 2008. However, due to the current difficulty under prevailing economic conditions in obtaining financing for commercial gaming projects, the GoldTown project has been placed on hold pending a more favorable financing market.
     In March 2009, the Douglas County Board of Commissioners extended the permits for an additional two years (i.e., to begin, but not necessarily complete, construction). The Company anticipates that the two-year extension will facilitate completion of the project as favorable capital markets become more available.
Candidates on Demand Group, Inc.
     On September 14, 2007, the Company acquired Candidates on Demand Group, Inc., a recruiting and placement agency and its subsidiaries, COD Consulting Services, Inc., DealSplit, Inc. and Candidate Report Card Group, Inc. (collectively, “COD”). COD is currently a wholly-owned subsidiary of the Company.
     When acquired, COD was a national temporary placement and recruitment firm headquartered in New York City with five regional offices, primarily on the East coast of the United States. COD’s extended customer base includes Fortune 500 companies with operations in the IT, legal, accounting, finance, engineering and pharmaceutical disciplines.
     As a result of a February 2009 restructuring, COD downsized its full-time recruitment staff, shut down its offices in North Palm Beach, Florida, Dallas, Texas and Lyndhurst, New Jersey, and eliminated related operating costs. COD consolidated its remaining recruitment operations into two New York locations, the Long Island corporate office and Brooklyn.
     COD utilizes a customized sourcing strategy to reduce time to market and costs associated with “on demand” hiring. Leveraging best-in-class tools and depth of executive/management experience spanning more than two decades, COD has amassed a candidate database currently in excess of 1.5 million resumes.
     As consideration of the acquisition of COD, Michael C. Woloshin, founder and sole stockholder of COD, received $500,000 in cash and 500,000 shares of the Company’s common stock. The shares of the Company’s common stock were issued in exchange for COD’s securities, and were issued in compliance with Section 23(b) of the Act, i.e., at or above net asset value per share.
Brownstone Gaming and Hospitality, LLC
     During May 2009, Brownstone Gaming and Hospitality, LLC was formed to conduct the future jurisdictional and tribal gaming operations of the Company.
     Brownstone Gaming and Hospitality, LLC is developing this company with Mr. Gross. For Mr. Gross’s services, the Company is currently negotiating an equity interest in Brownstone Gaming and Hospitality, LLC. To date, the Company and Mr. Gross anticipate that, subject to certain to-be-negotiated contractual adjustments to Brownstone Gaming and Hospitality, LLC’s reported net profits or losses, Mr. Gross will receive a 49% total equity membership interest in Brownstone Gaming and Hospitality, LLC. However, no assurance can be given that the contract negotiations will be finalized based on the currently anticipated terms, on terms advantageous to the Company, or at all.
Summary of Historical Operations
     Since the Company’s inception in 1979, the Company has never been, nor has it ever held itself out to be, nor are the current and future business plans to be, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. From inception, the Company has primarily been involved in the gaming and hospitality, restaurant, media, and entertainment, recruitment and temporary placement businesses and has publicly held itself out as being in such businesses.
Current Business Operations
     The gaming and hospitality operations of the Company are organized as follows:

*	The Company owns 100% of American Vantage Brownstone, LLC, 60% of Brownstone, LLC and 51% of Brownstone GoldTown, LLC and Brownstone Gaming & Hospitality, LLC (with respect to the latter three entities, these percentages reflect agreements in principle with Robert F. Gross; see Section III.D. Nature of Present Assets for additional discussion).

     The Company’s recruitment and temporary placement operations are organized as follows:

*	The Company owns 100% of each of COD and its subsidiaries.
     During the second half of 2008, recognizing the changing U.S. and international economies and the resultant impact on declining employment and the labor markets, COD focused on improving efficiencies and reducing operating costs.
     In November 2008, to assist and support the Company’s gaming and hospitality industry base, COD officially launched its Las Vegas division by exhibiting at the Global Gaming Expo (G2E). COD continues to provide staffing services to the gaming and hospitality industry at the Company’s corporate office located in Las Vegas, Nevada.
     In January 2009, COD was restructured to provide temporary placement and/or recruitment services in support of its core vertical expertise from the Melville, New York corporate office and Brooklyn, New York office.
Future Business Operations
     Due to the recent upturn in restructuring of gaming investments as well as general economic market conditions, the Company is currently identifying potential opportunities to provide gaming and hospitality consulting and management services to non-Tribal clients, e.g., financial institutions holding troubled gaming property debt.
     The Company also continues to focus on providing technical assistance, training and management or consulting advice to Native American Tribes concerning all aspects pertaining to the gaming operations and business activities.
     The Company also continues to provide management consulting for its restaurant entity. Current and future activities include but are not limited to, marketing and advertising, promotional activity, internal controls and accounting procedures and general food and beverage operations.

Capitalization and Trading Market; Compliance
     The Company has authorized 100,000,000 shares of common stock, par value $.01 per share, of which 6,629,107 shares are issued, outstanding and held of record by approximately 1,200 stockholders. The Company’s common stock is currently traded with Pink OTC Markets Inc. (“Pink Sheets”).
     The Company has not conducted any public offerings of its securities since the original initial public offering in 1980. The Company has not made any sales of its securities pursuant to its registration statement on Form N-2. The Company is current in all of its required filings under the federal securities laws.
Tax Consequences
     Deregistration under the Act will not result in any unfavorable tax consequences to the Company or its stockholders. The Company has not filed its federal tax returns on the basis that it is qualified to be taxed as a “regulated investment company” (as such term is defined in the applicable provisions of the Internal Revenue Code (“IRC”)). During the time that the Company has been registered under the Act, upon advice of the Company’s independent tax accountants, it has continued to file its federal tax returns as if it were an operating company subject to the provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Equity Compensation Plan Information
     At December 31, 2008, the Company has one active stock plan with 750,000 shares authorized and 410,000 shares available for issuance. In addition, the Company has three expired stock option plans which authorized: (i) 500,000 shares for issuance to officers of the Company: (ii) 833,334 shares for issuance to key employees, including officers of the Company; and, (iii) 833,334 shares for issuance to employees, officers and directors of the Company and others. Options, under all plans, have generally not been granted at less than 100% of the market value of the Company’s common stock on the date of grant.
     Options outstanding at January 1, 2008 to purchase the Company’s common stock were granted prior to the Company’s registration under the Act on March 21, 2006. The Company has not issued stock options following registration under the Act.

	All Officers		Key Employees and		Employees, Officers
	as a Group		Officers		Directors and Others
Common shares reserved for issuance	500,000		833,334		1,583,334

Outstanding, January 1, 2008	11,696	$1.13	83,970	$1.16	1,033,335	$1.85
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Canceled / expired	—	—	—	—	(58,334)	(1.19)

Outstanding, December 31, 2008	11,696	$1.13	83,970	$1.16	975,001	$1.74

Options outstanding — weighted average remaining contractual life (years) // range of exercise prices	1.1	$1.13	1.1	$1.13 - $1.63	4.0	$0.93 - $2.87

Options exercisable — weighted average remaining contractual life (years) // range of exercise prices	1.1	$1.13	1.1	$1.13 - $1.63	3.9	$0.93 - $2.87

     In connection with a 2003 asset acquisition agreement among Enigma Media, Inc. (“Enigma”) and the Company, the Company issued warrants to Enigma, which were valued at $0.75 each, to purchase a total of 1,000,000 shares of the Company’s common stock, par value $0.01 per share, at an exercise price of $5.00 per share, expiring on December 31, 2013 (“Enigma Warrants”). The Company and Enigma fixed the terms of the Enigma Warrants pursuant to arm’s-length negotiations.
     Commencing on July 1, 2007, Enigma has the contractual right to redeem the Enigma Warrants, in whole or in part, at a redemption price of $0.75 per Enigma Warrant, provided that the average of the closing sale prices of the Company’s common stock as reported on the stock market or other reporting system that provides last sale prices, has been at least 200% of the exercise price for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. Enigma has not yet redeemed, or sought to redeem, any of the Enigma Warrants. Notwithstanding any contractual right of Enigma in connection with the Enigma Warrants, from a regulatory perspective, the Company is not permitted to redeem any outstanding warrants, including the Enigma Warrants, while registered under the Act.
     Holders of the Enigma Warrants have the right to demand one registration for resale of the shares underlying the Enigma Warrants at the expense of the Company and two additional registrations at their own expense. They also have unlimited piggyback registrations with respect to shares that have not been previously registered.

B. Public Representations of Policy
     The Company has never represented or stated that it is involved in any business other than the businesses in which it presently and has historically operated, which have included, as set forth above, gaming, media, restaurants and entertainment. The Company’s periodic reports, reports to stockholders and press releases have consistently stated that the business of the Company consists of such enterprises and has never at any time characterized any portion of the Company’s business, either explicitly or implicitly, as relating to the investment in securities. Further, the Company has always emphasized operating results and has never emphasized investment income as a material factor in its business or future growth.
C. Activities of Directors, Officers and Employees
AVCS Board of Directors
     Set forth below is a brief description of the background of each of the Company’s current directors, based on information provided to us by them.
     Ronald J. Tassinari, an original founder of the Company, has served as the Company’s Chief Executive Officer, President and Chairman of the Company’s Board of Directors since the Company’s inception in August 1979.
     Steven G. Barringer has served as a Director of the Company since February 1998, as the Company’s Corporate Governance Liaison since July 2003 and as Chairman of the Company’s Nominating Committee since March 2007. Mr. Barringer has been a Partner of Holland & Hart LLP since April 2006. Mr. Barringer was a member of the government relations firm of MGN, Inc. in Washington, D.C. from November 2000 to April 2006.
     Douglas R. Sanderson was appointed to the Company’s Board of Directors in October 2007 to fill the vacancy created by the death of Audrey C. Tassinari. Mr. Sanderson currently is President of La Jolla Gaming which specializes in server-based technology and offers a line of gaming software through its offices in Las Vegas, San Diego, London and San Jose, Costa Rica. Mr. Sanderson served as President and Chief Executive Officer from 2000 to February 2006 of the publicly-traded company Fortune Entertainment Corporation. Mr. Sanderson is also the former President and Chief Executive Officer of Sega Gaming Technology, Inc. and the former Vice-President of Worldwide Sales for Bally Gaming, Inc. Mr. Sanderson serves on the Board of Directors of the Nevada Muscular Dystrophy Association.
     Brian T. Seager was appointed to the Company’s Board of Directors in September 2007 to fill the vacancy created by the resignation of Randolph C. Read. Mr. Seager currently serves as the President of Brilor, Inc. Brilor, Inc. acquires land and develops master plan communities in Nevada, Arizona, Idaho and Utah. Mr. Seager serves as a Board of Trustee for Destination Funds.

AVCS Officers
     Ronald J. Tassinari, an original founder of the Company, has served as the Company’s Chief Executive Officer and President since the Company’s inception in August 1979.
     Anna M. Morrison was appointed the Company’s Chief Accounting Officer in April 2003. In 2008 she was appointed the Company’s Chief Financial Officer. From August 2002 to April 2003, she provided financial and accounting services to us as an outside consultant. She was President of Morrison Business Resources, Inc. and an Associate with Resources Connection, Inc. and Robert Half International, Inc. from 1997 to August 2002. Ms. Morrison served as a Manager and an Associate for Price Waterhouse LLP, a predecessor of PricewaterhouseCoopers LLP from 1987 to 1992 and from 1993 to 1996. Ms. Morrison is a Certified Public Accountant.
     The Company’s Chief Executive Officer and Chief Financial Officer spend nearly all of their time on the Company’s current businesses, principally COD and the Brownstone group of companies, in addition to seeking out and negotiating potential new strategic complementary businesses. The activities of the Company’s officers and directors relating to the Company’s investment securities and cash is extremely minimal, both in absolute terms and relative to the overall amount of time dedicated to the Company’s business activities, and is limited to monitoring, and from time to time, liquidation of, the investment securities. Further, as discussed in Section III.A. above, the Company’s officers and directors are currently spending considerable time in developing casino gaming and casino management opportunities for the Company.
Brownstone Group Director and Officers
     Ronald J. Tassinari, Chairman of the Company’s Board of Directors.
     Robert F. Gross was appointed Chief Executive Officer for the Company’s gaming group in 2006. Mr. Gross currently is President of RFG Gaming & Hospitality, LLC, an independent consultant. Mr. Gross’s passion in the gaming industry has encompassed more than 35 years of executive management experience. He has developed and managed commercial gaming properties and Native American-owned gaming properties including Nez Perce Gaming Enterprises, Santa Ana Star Hotel Casino Resort, Dunes Hotel & Casino, Rancho Mesquite Casino & Holiday Inn Hotel, WSR Corporation d/b/a Oasis Resort Hotel & Casino, Santa Fe Hotel & Casino Resort, Table Mountain Casino & Bingo, and the Cher Ae Heights Casino.
     Anna M. Morrison, Chief Financial Officer for the Company’s gaming group.
COD Directors and Officer
     Ronald J. Tassinari, Chairman of the Board of Directors.

     Anna M. Morrison, Secretary and Treasurer of the Board of Directors.
     Paul J. Buonaiuto was appointed Chief Executive Officer for Candidates on Demand Group, Inc., a wholly-owned subsidiary of the Company, in June 2008. Prior to assuming the CEO post, Mr. Buonaiuto was the Practice Lead for CDI Corp, responsible for day-to-day management of a recruitment team of more than 40 individuals and expansion efforts in Asia Pacific and Japan. From 1995 — 2007, Mr. Buonaiuto served in various roles including Vice-President, Global Relationship Management and National Recruiting Director for the publicly-traded company CA, Inc.
Employees
     In addition to the Company’s CEO and CFO, the parent company also has a Corporate Controller who oversees all of the financial operations, accounting and financial reporting, and communicates with the CFO regularly, as well as an executive assistant who performs administrative duties for the executive management as well as assisting the corporate controller with daily accounting activities. The Company has never employed an investment advisor and there is not an employee who is specifically assigned to manage the Company’s investments, this is the responsibility of the CEO and CFO.
     COD has 10 employees. Paul Buonaiuto, the CEO, manages the company as well as human resource issues. The corporate controller of the parent company oversees all of the financial operations, accounting and financial reporting, and communicates with the CEO regularly. The accounting assistant supports the CEO and the corporate controller of the parent company with the daily accounting activities. The marketing and sales manager maintains the marketing strategy. Recruiting agents are responsible for interviewing and placement of potential candidates.
D. Nature of Present Assets
Description of Assets
     As a result of its registration with the Commission as a non-diversified closed-end management investment company under the Act, effective March 21, 2006, the Company changed its accounting to carry its investments in non-traded investees at estimated fair values and otherwise report utilizing specialized accounting principles applicable to registered investment companies.
     The “value” of assets of a registered company for purposes of section 3 of the Act is defined in section 2(a)(41) of the Act. The following schedule of assets presents American Vantage Companies as if unconsolidated at June 30, 2009. For purposes of this Application, the schedule values have been determined in accordance with Section 2(a)(41) of the Act:

			Interests			American
	Interests	Interests	in	Other		Vantage
	in	in	Subsidiaries	Non-		Companies
	Wholly-	Majority-	that are not	Investment/	Other	at
	Owned	Owned	Majority-	Operating	Investment	June 30, 2009
	Subsidiaries	Subsidiaries	Owned	Assets	Assets	(Unconsolidated)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Interests in subsidiaries	$1,300,000	$9,381,000	$1,960,000	$—	$—	$12,641,000
Investment in equity securities	—	—	—	—	6,000	6,000
Investment in warrants	—	—	—	—	10,000	10,000
Investment in preferred stock	—	—	—	—	775,000	775,000
Cash	—	—	—	48,000	—	48,000
Receivables, net of unamortized discount	—	—	—	1,920,000	—	1,920,000
Property, furniture and equipment, net	—	—	—	1,352,000	—	1,352,000
Other assets	—	—	—	96,000	—	96,000

TOTAL ASSETS	$1,300,000	$9,381,000	$1,960,000	$3,416,000	$791,000	$16,848,000

“Interests in Wholly-Owned Subsidiaries” consists of the following entities/operations:
•	American Vantage Brownstone, LLC — top organizational tier for the gaming and hospitality division of companies

•	Candidates on Demand Group, Inc. — top organizational tier for the temporary placement and recruitment services division of companies:
o	COD Consulting, Inc.

o	DealSplit, Inc.

o	Candidate Report Card Group, Inc.
•	Vantage Bay Group, Inc. — Vantage Bay Group, Inc. holds a 49% equity ownership interest in Border Grill Las Vegas, LLC.
          “Interests in Majority-Owned Subsidiaries” consists of the following entities/operations:
•	Brownstone, LLC — Tribal gaming development and consulting/management operations
•	Brownstone GoldTown, LLC — Commercial gaming and hospitality development and management operations

•	Brownstone GoldTown CV, LLC — Commercial gaming and hospitality development and management operations
•	Brownstone Gaming & Hospitality, LLC — Tribal and commercial gaming and hospitality development and consulting/management operations
          The Company’s Chief Executive Officer and Chief Financial Officer spend nearly all of their time on the Company’s current businesses, principally COD and the Brownstone group of companies, in addition to seeking out and negotiating potential new strategic complementary businesses for the Company’s casino gaming and hospitality operations.
          “Interests in Subsidiaries that are not Majority-Owned Subsidiaries” consists of a 49% equity ownership interest in Border Grill Las Vegas, LLC.
          The Company has no day-to-day management responsibility in connection with the Border Grill. However, the Company reviews Border Grill’s monthly and annual financial statements and annual operating budgets. The Company also reviews major capital expenditure budgets and is involved with financing efforts related to any major capital expenditures. Border Grill also consults with the Company on its on-going marketing and promotional efforts, strategic planning and employment of key management.
          As of 2004, the Company had received a return of all of its 1998/1999 capital investment of approximately $3,200,000 and subsequently received pro rata distributions from the Border Grill based on the Company’s percentage ownership.
          During November 2007, the Border Grill entered into a commitment letter with a bank for a non-revolving line of credit in the amount of $2,500,000 for the expansion and refurbishment of the Border Grill. Under the terms of the commitment letter, the Term Loan is subject to certain financial reporting covenants and is conditioned upon the Company and the 51% equity interest partners (“TT&T”) providing joint and several guaranties (the “Guaranty”) in the event of a default in payment by Border Grill. In the event that the Company and TT&T are required to make any payments pursuant to the Guaranty, such payments shall be in proportion to the members’ respective 49% and 51% equity ownership in Border Grill. The Company and TT&T have provided reciprocal pledges of a first priority security interest in each member’s equity ownership interest and rights to receive distributions, profits or capital from the Border Grill if the Company and/or TT&T are unable to meet the Guaranty payment requirements.

E. Sources of Present Income
Sources of the Company’s Income and Nature of its Revenues
          The following schedule presents sources of the Company’s revenues generated from “Operating Interests” or income from “Investment Assets” as a percentage based on investment values for American Vantage Companies (unconsolidated) at June 30, 2009. For purposes of this application, the schedule values have been determined in accordance with section 2(a)(41) of the Act.

				Values at	Percentage	Percentage
				June 30,	of Revenue	of Income
				2009 for	from	from
	Percentage			American	Operating	Investment
	of			Vantage	Interests	Assets
	Ownership		Number	Companies	for the Six	for the Six
	and Title		of	(Uncon-	Months Ended	Months Ended
Name of Unaffiliated User	Title of Issue	Industry	Shares	solidated)	June 30, 2009	June 30, 2009
				(unaudited)
WHOLLY-OWNED INTERESTS:
American Vantage Brownstone, LLC	100% Member shares	Gaming and hospitality		$3,000	0.0%	—
Candidates on Demand Group, Inc.	100% Common stock	Temp. placement and recruitment	100	1,297,000	95.7%	—

				1,300,000	95.7%	—

MAJORITY-OWNED INTERESTS:
Brownstone, LLC	60% Member shares	Tribal gaming and development		8,513,000	3.1%	—
Brownstone GoldTown, LLC and Brownstone GoldTown CV, LLC	51% Member shares	Gaming and hospitality		868,000	0.0%	—

				9,381,000	3.1%	—

MINORITY-OWNED INTERESTS:
Border Grill Las Vegas, LLC	49% Member shares	Gaming property restaurant		1,960,000	—	1.2%

COMMON STOCK:
Genius Products, Inc.	Common stock	GNPR.PK	1,050	6,000	—	0.0%

PREFERRED STOCK:
Federated Premier Intermediate
Municipal Income Fund—Moodys: AAA	Series A	Auction-Rate Securities	9	225,000	—	0.0%
Paine Webber Premium
Municipal Income—Moody’s and S&P: AAA	Series B	Auction-Rate Securities	11	550,000	—	0.0%

				775,000	—	0.0%

WARRANTS:
Genius Products, Inc.	$1,280 Warrants	GNPR.PK	500	3,000	—	0.0%
Genius Products, Inc.	$1,390 Warrants	GNPR.PK	1,400	7,000	—	0.0%

				10,000	—	0.0%

				$13,432,000	98.8%	1.2%

Note: From the above schedule, there are no expenses incurred on income derived from Investment Assets.

          The Company’s Operating Interests from majority-owned subsidiaries comprising the Brownstone group of companies primarily generate consulting and/or management fees on a project-by-project basis to the gaming and hospitality industry.
          COD primarily earns its Operating Interest fee revenues by providing temporary placement and permanent employee recruitment services to various industries including IT, legal, accounting, finance, engineering and pharmaceutical. Prior to the Company’s acquisition of COD in September 2007, COD was a privately-held sole proprietorship.
          The following are COD’s historical audited and unaudited operating results for the six months ended June 30, 2009 and the five calendar years ended December 31, 2004 through 2008:

	Six	Twelve	Twelve	Twelve	Twelve	Twelve
	months	months	months	months	months	months
	ended	ended	ended	ended	ended	ended
	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2006	2005	2004
	(unaudited)	(unaudited)	(unaudited)			(unaudited)
Revenues	$3,820,000	$12,598,000	$13,377,000	$10,881,000	$7,796,000	$3,081,000
Expenses excluding depreciation	4,053,000	14,200,000	13,645,000	10,097,000	6,924,000	2,599,000
Depreciation	112,000	216,000	135,000	51,000	14,000	5,000

Net income (loss)	$(345,000)	$(1,818,000)	$(403,000)	$733,000	$858,000	$477,000

          As indicated above, for the six months ended June 30, 2009, the Company derived 95.7% of its Operating Interest revenues from COD, but COD also incurred an operating loss. The Company did derive income from the Border Grill Investment Asset which the Company used to fund internal working capital.
          For the Brownstone group of companies, several factors including availability of gaming and hospitality projects, length of project term(s), amount of project(s) fees and net income generated from each individual project cause unpredictable fluctuations in comparing annual operating results for the Brownstone group of companies. The gaming and hospitality industry has also been significantly impacted by the current U.S. economic recession, limited available working capital resources and heavily leveraged facilities. As a result, many Tribal and commercial/jurisdictional gaming and hospitality development projects have been placed on hold or work delayed pending a better gaming and hospitality market.
          For the employment industry, excluding the Great Depression of the 1930s, historical downturns in U.S. employment patterns were generally centralized to an industry and/or region. For example, the 1990s downturn in the U.S. high technology industry primarily impacted certain Northeast (Boston) and Western regional cities (San Jose, San Francisco, Seattle and Portland), but had minimal ‘ripple’ impact on other industries or in the Southern and Midwest regions. Generally, when these isolated downturns occur, in lieu of hiring permanent staff, companies retain temporary staff for specific projects and begin a cycle of rehiring permanent staff as economic conditions improve. As noted above, COD provides both permanent staffing services and temporary placement services thus minimizing risk from a potential economic downturn in a specific industry and/or region.
          The following regional and industry unemployment rate data was compiled from the U.S. Bureau of Labor Statistics. The schedule supports the unprecedented economic recessionary effect (beginning in 2007) of increasing unemployment in all U.S. regions and across all industries:

	2009	2008	2007	2006	2005	2004
Northeast	8.6%	6.2%	4.7%	4.3%	4.8%	4.4%
South	9.2%	6.3%	4.7%	4.3%	4.7%	4.3%
Midwest	10.2%	6.7%	5.5%	4.9%	5.3%	5.0%
West	10.2%	7.2%	5.3%	4.5%	4.8%	4.5%

National average	9.5%	7.4%	5.0%	4.4%	4.9%	5.4%

Wholesale and retail trade	—	5.9%	4.7%	4.9%	5.4%	5.8%
Information systems	—	5.0%	3.6%	3.7%	5.0%	5.7%
Financial	—	3.9%	3.0%	2.7%	2.9%	3.6%
Professional and business	—	6.5%	5.3%	5.6%	6.2%	6.8%
Education and health services	—	3.5%	3.0%	3.0%	3.4%	3.4%
Leisure and hospitality	—	8.6%	7.4%	7.3%	7.8%	8.3%
          As indicated above, prior to the events of 2007, COD generated annual net operating profits from operations. The current global and U.S. economic and capital market environment has created singularly adverse market conditions for all U.S. companies, but the impact to COD and other companies specializing in the employment industry has been particularly severe:
•	In 2007, as financial institutions began globally restricting companies’ existing operating lines of credit, a company’s typical “first step” strategy was to curtail hiring for new positions and/or not fill vacated positions. Unlike employee layoffs, this strategy shift is generally imperceptible to the general public. However, as the result of this practice expanded into multiple industries and geographic regions, before the capital market/economic concerns were more publicly known, the employment industry was already negatively impacted.

•	As the unemployment rate grew throughout the U.S., the permanent placement business continued to significantly decrease during 2008, and in February 2009, COD shutdown its permanent placement offices in North Palm Beach, Florida, Dallas, Texas and Lyndhurst, New Jersey, and consolidated its remaining permanent placement operations into two New York locations, the Long Island corporate office and Brooklyn.

Prior to 2007, the COD business plan focused on a higher revenue mix of permanent placement business to temporary staffing business as margins generated from the permanent placement business were substantially higher. For example, for the year ended December 31, 2006, the revenue mix of permanent placement business to temporary staffing business was 58% to 42%, respectively. However, the 58% of permanent placement business revenues contributed 69% of gross margin to operating income with temporary staffing margins contributing 31%.

For the six months ended June 30, 2009, the revenue mix was 15% to 85% of permanent placement business to temporary staffing.

•	The current recessionary economic climate, limited working capital resources and business foreclosures have resulted in a decreasing client pool in both the permanent placement and temporary staffing businesses. Coupled with a decreasing client pool, competitive pricing pressures are further deteriorating temporary staffing margins and operating income.
          The Commission has, in appropriate cases, considered a company’s sources of revenue in addition or, or in place of, its sources of income to evaluate whether a company meets the Tonopah2 standards. Based on the above, the Company believes that net income from its Operating Interests in COD have been materially underemphasized due primarily to current global economic conditions and related rising U.S. unemployment rates which has created an operating environment requiring COD to shift from its core profitable business model focused on a higher revenue mix of private placement business to consulting business. However, the Company also believes that this situation is temporary as any initial economic improvement—in one or more industry and/or one or more U.S. region, will again open permanent placement opportunities. As such, the Company believes that its activities as an operating company are more appropriately analyzed by looking at its revenues.
          The Company expects to use future income generated from COD, Border Grill and the Brownstone group of companies to fund its current and future operations, to purchase capital assets, to fund acquisitions and for repayment of existing debt. Since substantially all of the Company’s revenues are attributable to its operations, rather than from investments, the Company’s revenues support a determination that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.
          Pursuant to a merger agreement dated as of September 14, 2007, as amended on March 10, 2008, among the Company, COD and Michael C. Woloshin, founder and sole

[2]	See Certain Research and Development Companies, Investment Company Act Rel. No. 26077 (June 16, 2003) (adopting Rule 3a-8); Pacificare of Arizona, Inc., Investment Company Act Rel. Nos. 26643 (October 25, 2004) (notice) and 26679 (November 22, 2004) (Orders under Sections 3(b)(2) and 45(a) of the Act); and Russian Telecommunications Development Corporation, Investment Company Rel. Nos. 25249 (October 31, 2001) (notice) and 25298 (November 26, 2001) (order).

shareholder of COD, the Company acquired all of the outstanding common stock of COD. COD began operations on September 15, 2007.
          As required by the Act, effective September 15, 2007, the Company excludes the accounts of COD in reporting its consolidated financial statements and carries its investment in COD at its estimated fair value, reporting utilizing specialized accounting principles applicable to registered investment companies. However, as indicated in the above schedule, during the six months ended June 30, 2009, the Company earned a majority of its income from COD, a wholly-owned subsidiary.
          The March 2007 exclusive development agreement between Brownstone, LLC and the Big Sandy Rancheria Tribe of Western Mono Indians provides for various contracted revenue streams:
•	A financing structuring fee equal to a percentage of the gross amount of all initial, interim and permanent financings, which are currently anticipated to aggregate approximately $540,000,000.

•	A development fee equal to a percentage of the aggregate for developing, constructing, equipping and opening the hotel and casino resort.

•	A $2,500,000 bonus if the project opening date occurs within 24 months of the closing of the permanent financing.
          With the assistance of Brownstone, LLC, the Tribe completed a bridge financing of $39,900,000 in October 2007 to fund the pre-development activities of the Tribe’s hotel and casino project.
          For the six months ended June 30, 2009, the Company received $49,000 in net capital contributions from its 49% equity ownership in the Border Grill.
          The Company’s investment in preferred stock is held through a Wells Fargo Investment brokerage account for Auction-Rate Securities. Until early 2008, these Auction-Rate Securities were fully liquid via auctions held every seven days. However, during early 2008, Wells Fargo Investment notified the Company that these Auction-Rate Securities were no longer liquid, but were subject to partial calls or redemptions via a lottery system conducted by the Depository Trust Company. Due to the uncertainty of redeeming these securities, the Company arranged with Wells Fargo & Company to borrow 90% of the total value of the investment in these Auction-Rate Securities. The Wells Fargo borrowing does not provide for a stated repayment date, but is repaid from Auction-Rate Securities that may become available for redemption from the Depository Trust Company lottery system. Any related interest expense from the Wells Fargo & Company borrowing is offset by the interest income earned on the Auction-Rate Securities.

Historical Financial Statement Information for Unconsolidated Subsidiaries
Border Grill
          Until March 20, 2006, the Company recorded its equity interest in the Border Grill using the equity method of accounting (based on the Company’s 49% equity interest in Border Grill’s net assets and the terms of the Border Grill operating agreement).
          Effective March 21, 2006, the Company excludes the accounts of Border Grill in reporting its consolidated financial statements. As required by the Act, the Company carries its investments in Border Grill at its estimated fair value, and otherwise reports utilizing specialized accounting principles applicable to registered investment companies.
Games Media
          Effective April 16, 2003, the Company holds a less than 5% investment in Games Media, an unconsolidated subsidiary. Through March 20, 2006, the Company excluded the accounts of Games Media using the cost method of accounting based on the Company’s less than 5% equity interest in the net assets of Games Media. At December 31, 2006, the Company estimated that the fair value of this investment was zero.
          Effective March 21, 2006, as required by the Act, the Company carries its investments in Games Media at its estimated fair value (zero at June 30, 2009), and otherwise reports utilizing specialized accounting principles applicable to registered investment companies.
COD
          Pursuant to a merger agreement dated as of September 14, 2007, as amended on March 10, 2008, among the Company, COD and Michael C. Woloshin, founder and sole shareholder of COD, the Company acquired all of the outstanding common stock of COD. COD began operating as a subsidiary of the Company on September 15, 2007.
          As required by the Act, effective September 15, 2007, the Company excludes the accounts of COD in reporting its consolidated financial statements and carries its investment in COD at its estimated fair value, reporting utilizing specialized accounting principles applicable to registered investment companies.
Warrants
Since registering under the Act, the Company has neither issued any options or warrants nor permitted the exercise of any outstanding options or warrants. The Company did not seek relief from the Commission with respect to these outstanding options and warrants because the Company intended to deregister from the Act as soon as practicable after filing its registration statement on Form N-2.

The Company has undertaken not to grant any new options or warrants, nor permit any future exercise thereof, while registered under the Act.
IV. DISCUSSION OF ASSETS RELATING TO THE 40% TEST
          Section 3(a)(1)(C) of the Act provides that an issuer is an investment company if it is
engaged...in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.
          The relevant formula for determining investment securities as a percentage of total assets, and thereby investment company status under Section 3(a)(1)(C) of the Act, is as follows:

          Total assets and cash as set forth above equal $16,848,000 and $48,000, respectively. Total investment securities as set forth above equals $2,751,000.5
          Thus:

          Accordingly, the Company has investment securities as a percentage of total assets equal to approximately 16.4%, considerably less than 40% of the Company’s total assets on an unconsolidated basis. Consequently, the Company should not be deemed to be an investment company under Section 3(a)(1)(C) of the Act.

[3]	Exclusive of securities issued by majority-owned subsidiaries pursuant to Section 3(a)(2)(C) of the Act. None of the excluded securities issued by majority-owned subsidiaries pursuant to Section 3(a)(2)(C) can be defined as the securities of an “investment company” under the Act, and no such subisidary is a company relying on Section 3(c)(1) or 3(c)(7) of the Act.

[4]	Exclusive of cash and government securities pursuant to Section 3(a)(1)(C) of the Act. The “value” of assets of a registered company for purposes of section 3 of the Act is defined in Section 2(a)(41) of the Act. The values stated in this application have been determined in accordance with Section 2(a)(41) of the Act.

[5]	Total investments equals $4,048,000. The value of Candidates on Demand Group, Inc., which equals $1,297,000, is subtracted from the total amount of investments in accordance with Section 3(a)(2)(C) of the Act (as described in footnote 2 above), for a total of investment securities equal to $2,751,000.

V. RATIONALE FOR REGISTRATION/HARDSHIP FOR COMPLIANCE
Rationale for Registration
          The Company does not believe that it should be, or should ever have been, characterized as an investment company. The Company’s rationale for filing a Form N-2 was that in both March 2005 and March 2006, the Company held investment securities that had a value exceeding 40% of the Company’s total assets on an unconsolidated basis. In March 2005, these securities principally consisted of 7,000,000 shares of common stock, and warrants to purchase 1,400,000 shares of common stock, of Genius Products, Inc., together with a 49% interest in the Border Grill restaurant, which resulted, at the time, in the value of the Company’s investment securities equaling approximately 77% of its total assets.
          Until late 2005, the Company continued to operate the American Vantage/Hypnotic, Inc. (“Hypnotic”) television and film content creation business. Hypnotic continued to be led by two very well-known entertainment industry figures, Messrs. David Bartis and Doug Liman, had four full-time employees and was located in Santa Monica, California. The Company searched for businesses that might complement Hypnotic and, in particular, hasten the growth of Hypnotic’s content creation business. As part of that effort, the Company entered into negotiations to acquire an infomercial creation company. However, after extensive negotiations, management concluded that it would not be able to consummate the transaction on terms acceptable to the Company. As the Hypnotic division continued to generate operating losses and required periodic working capital infusions from the parent company during late 2005, the Hypnotic division was shutdown.
          From late 2005 to March 2006, the Company sought out other operating businesses, without success; accordingly, in March 2006, in an abundance of caution, the Company believed it was required to comply with the registration requirements of the Act due to the fact that its percentage of investment securities was still in excess of 40% (approximately 89%), and a full year had passed without the Company becoming re-engaged in any substantial operating businesses, rendering the “safe harbor” provisions of Rule 3a-2 of the Act (relating to “transient investment companies”) inapplicable. The Board of Directors and management deliberated on the issue of registration under the Act on several occasions in 2005 and early 2006. Upon the advice of counsel, management authorized the Company to file the initial Form N-8A Notification of Registration and to take any further action necessary or appropriate to register the Company under the Act. The Company registered under the Act notwithstanding the fact that in 2005-2006, as at the present time, the Company was not in the “business” of investing, reinvesting, owning, holding or trading in securities.” From 2007 through 2009, the Company sold certain shares of Genius, and after giving effect to a reverse stock split of Genius that was effected in March 2009, as of June 30, 2009, the Company held 1,050 shares of Genius Products, with an aggregate value equal to $5,775. Accordingly, investment securities as defined by the Act now constitute less than 40% of the Company’s total assets on an unconsolidated basis.

Hardship for Continued Compliance
          Continued compliance with the Act would present an undue hardship to the Company. By design, the Act is not intended to regulate operating companies, and as such, contains many proscriptions and limitations with respect to activities normally within the scope of an operating company’s business, operations and financial viability. Examples include a general prohibition on the granting of warrants and the requirement to obtain stockholder approval prior to issuing securities at less than the net asset value per share. Such restrictions present significant obstacles to capital raising activities in which the Company would otherwise actively participate if it were not for its status as a registered investment company.
          Further, the basis for accounting and reporting under the Act, i.e., fair market value, does not provide the Company’s stockholders with information pertinent to investing decisions as the information does not reflect the actual operations or management of these operations, but rather is primarily driven by current world and U.S. economic conditions. For example, for the year ended December 31, 2008, the Company recorded net unrealized depreciation of $5,098,000 and $1,764,000, respectively, for COD’s and Border Grill’s change in estimated fair market value. These decreased valuations were based on analyses performed through independent appraisals. The third-party appraisers evaluated comparable properties and/or companies that had been sold or are being sold, economic market conditions, historical financial information and projected financial information. Strong credence was given to the significant U.S. economic market turmoil during late-2008 and continuing into 2009. Accordingly, management believes that having the ability to report such depreciation using the accounting standards applicable to operating companies would present more meaningful disclosure to investors.
          Also, consistent with regulations under the Act, the Company does not consolidate the assets, liabilities and operations of its wholly-owned subsidiary, COD. Management believes that the lack of consolidation (as required by the Act) excludes information that could be pertinent to the Company’s stockholders, such as operational results, balance sheet items, and the limited nature and content of footnote disclosures that could otherwise provide relevant information to stockholders. The Company believes it would be more appropriate to consolidate its assets, liabilities and operations in order to present a more full and accurate picture of the Company’s businesses and operations.
VI. APPLICABLE STATUTORY PROVISIONS
          Applicant is seeking an order terminating its registration as an investment company under the Act, pursuant to Section 8(f) thereof. Section 8(f) of the Act provides that “whenever the Commission, on its own motion or upon application, finds that a registered investment company has ceased to be an investment company, it shall so declare by order and upon the taking effect of such order the registration of such company shall cease to be in effect.” Applicant qualifies for an order under Section 8(f) because it no longer meets the definition of an investment company under the Act.
          Section 3(a)(1)(A) of the Act defines an investment company as an issuer which “is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities.” Further, Section 3(a)(1)(B) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type...” Finally, Section 3(a)(1)(C) of the Act defines an investment company as an issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Section 3(a)(2) provides, in pertinent part, that “As used in this section, ‘investment securities’ includes all securities except (A) Government securities, . . . and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).”
Applicant is Neither a Section 3(a)(1)(A) nor 3(a)(1)(B) Investment Company
          Applicant has never in the past, nor does it presently, hold itself out as being engaged primarily, nor does it propose in the future to engage primarily, in the business of investing, reinvesting, or trading in securities. Further, Applicant has never in the past, nor does it presently, engage in, nor does it propose in the future to engage in, the business of issuing face-amount certificates of the installment type, nor does it have any such certificate outstanding.
Applicant is Not a Section 3(a)(1)(C) Investment Company
          Although Applicant has in the past held investment securities having a value near or exceeding 40% of its total assets, Applicant does not currently do so and believes it is no longer an investment company as defined in Section 3(a)(1)(C) of the Act. To come within the definition of Section 3(a)(1)(C), an issuer must both be engaged, or propose to engage, in the business of investing and reinvesting in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.
          Because Applicant represents that currently neither it nor any of its subsidiaries either (i) are engaged, or propose to engage, in the business of investing and reinvesting in securities or (ii) own or propose to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis, Applicant is no longer an investment company under Section 3(a)(1)(C) of the Act. See “Nature of Present Assets — Discussion of Assets Relating to the 40% Test,” infra above. We further note that none of the

Company’s subsidiaries can be defined as an investment company for purposes of the Act, and none is a company relying on Section 3(c)(1) or 3(c)(7) of the Act.
          Upon the granting by the Commission of an order pursuant to Section 8(f) of the Act declaring that the Company has ceased to be an investment company under the Act, the Company will automatically, and with no further action required, revert to the status of a public operating company under the Exchange Act. As such, it will continue to be publicly-held, subject to the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, and traded on the “Pink Sheets.” As such, stockholders will continue to be afforded with the protections of the federal securities laws.
VII. BOARD AND STOCKHOLDER APPROVAL
          The Board of Directors of the Company discussed deregistering the Company from the Act on several occasions. On March 27, 2008, the Board resolved that it would be in the best interest of the Company to deregister from the Act, and thereby authorized and directed the Company to take all action necessary and appropriate, including the filing of this Application, to so deregister. On October 1, 2008, a Unanimous Written Consent was signed by the Board which resolved to include the deregistration in the next proxy statement for consideration by the stockholders.
          At the Company’s Annual Meeting of Stockholders held on November 14, 2008, stockholders representing approximately 79.5% of the issued and outstanding common stock of the Company voted to approve the proposal to deregister the Company from the Act.
VIII. CONCLUSION
          The Company is no longer an investment company by virtue of the fact that neither Section 3(a)(1)(A) nor 3(a)(1)(B) of the Act are applicable to the Company, and the Company’s investment securities equal approximately 23.1% of its total assets, well below the 40% threshold set forth in Section 3(a)(1)(C) of the Act. Further, the Company maintains ongoing business operations in the placement agency, restaurant, gaming and entertainment fields, all of which are unrelated to the business of investing, reinvesting, owning, holding, or trading in securities. The Company fully intends to manage its assets and any future cash earnings in a manner that will cause the Company to continue to be excluded from the definition of an investment company under the Act. In addition, after entry of the order requested by this application, the Company will continue to be traded on the Pink Sheets and will be subject to the reporting and other requirements of the Exchange Act. Accordingly, for the reasons set forth above, the Company asserts that it satisfies the standards for an exemptive order under Section 8(f) of the Act.

AUTHORITY TO FILE THIS APPLICATION
          Pursuant to Rule 0-2(c) under the Act, Applicant states that the Board, by resolution duly adopted and attached hereto as Exhibit A, has authorized certain officers of Applicant to prepare, or cause to be prepared, and to execute and file with the Commission, this Application.
          The verification required by Rule 0-2(d) under the Act is attached hereto as Exhibit B. All other requirements for the execution and filing of this Application in the name of, and on behalf of, Applicant by the undersigned officer of Applicant have been complied with and such officer is fully authorized to do so.
          Pursuant to Rule 0-2(f) under the Act, Applicant states that its address is P. O. Box 81920, Las Vegas, Nevada, 89180, and Applicant further states that all communications or questions concerning this Application or any amendment thereto should be directed to David R. Fishkin, Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158, telephone (212) 455-0408.
          It is desired that the Commission issue an Order pursuant to Rule 0-5 under the Act without a hearing being held.
          Applicant has caused this Application to be duly signed on its behalf as of this 4th day of February, 2010.

AMERICAN VANTAGE COMPANIES
By:	/s/ Anna M. Morrison
	Name:	Anna M. Morrison
	Title:	Chief Financial Officer

Exhibit A
AMERICAN VANTAGE COMPANIES
UNANIMOUS WRITTEN CONSENT
OF THE
BOARD OF DIRECTORS
The undersigned, constituting all of the members of the Board of Directors (the “Board”) of American Vantage Companies, a Nevada corporation (the “Corporation”), pursuant to Section 78.315 of the Nevada Revised Statutes, do hereby consent to and adopt the following as the duly adopted resolutions of the Board and to the taking of the actions authorized hereby:
RESOLVED, that the Board deems it advisable and in the best interest of the Corporation for the Corporation to deregister from the Investment Company Act of 1940, as amended (the “1940 Act”) and to cease to be an investment company (the “Deregistration”);
RESOLVED, that the Corporation be, and it hereby is, authorized, either at its next annual meeting of stockholders, or pursuant to a special meeting of the stockholders called for such purpose, to include in the proxy statement to be filed with the Securities and Exchange Commission (the “Commission”) in respect thereof, a proposal for consideration by the Corporation’s stockholders for the approval of the Deregistration (the “Deregistration Proposal”);
RESOLVED, that the Board hereby deems it advisable and in the best interest of the Corporation, and recommends to the stockholders of the Corporation, that the stockholders approve and adopt the Deregistration Proposal at such meeting;
RESOLVED, that subject to such stockholder approval, the proper officers of the Corporation be, and they hereby are, authorized and directed, for and on behalf of the Corporation, to prepare, execute and file with the Commission an application pursuant to Section 8(f) of the 1940 Act seeking an order from the Commission deregistering the Corporation from the 1940 Act; and
RESOLVED, that the appropriate officers of the Corporation be, and each of them hereby is, authorized to do and to perform all such acts and things and to execute, deliver and/or file all such other instruments, documents or certificates and take such other steps as they deem necessary or advisable in the name and on behalf of the Corporation to effectuate the intent of the foregoing resolutions, the taking of such actions or steps or the execution or filing of such instruments, documents or certificates being conclusive evidence of the necessity or advisability thereof.
This Unanimous Written Consent may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.
     The execution of this Unanimous Written Consent and delivery thereof by facsimile or email transmission shall be sufficient for all purposes and shall be binding upon any party who so executes.
Dated as of: October 1, 2008

/s/ Ronald J. Tassinari Ronald J. Tassinari	/s/ Steven G. Barringer Steven G. Barringer

/s/ Jeanne Hood Jeanne Hood	/s/ Douglas R. Sanderson Douglas R. Sanderson

/s/ Brian T. Seager Brian T. Seager

2

Exhibit B
VERIFICATION OF SECTION 8(f) APPLICATION
OF
AMERICAN VANTAGE COMPANIES

STATE OF NEVADA	)
) ss.:
COUNTY OF CLARK	)
     The undersigned, Anna M. Morrison, being duly sworn, solemnly swears that I have duly executed the attached dated February 4, 2010, for and on behalf of American Vantage Companies; that I am the Chief Financial Officer of American Vantage Companies; and that all actions by stockholders, directors, and other bodies necessary for my authorization to execute and file such instrument has been taken. I further swear that I am familiar with such instrument and the contents thereof, and that the facts contained therein are true to the best of my knowledge, information and belief.

/s/ Anna M. Morrison Anna M. Morrison
Subscribed and sworn to before me this
4th day of February, 2010

/s/ Kathy Campagna Notary Public
My commission expires:
     3/1/13